UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VOLCOM, Inc.

(Name of Subject Company)

TRANSFER HOLDING, INC.

a wholly owned subsidiary of

PPR S.A.

(Names of Filing Persons — Offeror)

_____________________________________________________________________________________________________________________

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92864N10

(Cusip Number of Class of Securities)

Michel Friocourt

General Counsel

PPR S.A.

10 avenue Hoche

75381 Paris, France

Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Mark Gordon, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone:  (212) 403-1000

________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: 

Item 12.  Exhibits

Exhibit                                                  Description

99.1                                                        Press Release of PPR S.A. and Volcom, Inc., dated May 2, 2011